Rainchief Energy Inc.

December 31, 2011 and 2010
(Expressed in Canadian Dollars)
Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

These consolidated financial statements have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, using management’s best estimates and judgments based on currently available information. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Company’s independent auditors, Watson Dauphinee & Masuch, Chartered Accountants, were appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States) and their report follows.

“Paul Heney”
Paul E. Heney
Director

“Brad Moynes”
Bradley J. Moynes
Director

Independent Auditors’ Report

To the Shareholders of:
RAINCHIEF ENERGY INC.

We have audited the accompanying consolidated financial statements of Rainchief Energy Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010, and January 1, 2010, and the consolidated statements of shareholders’ equity, comprehensive loss, and cash flows for the years ended December 31, 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Rainchief Energy Inc. and its subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010, and their financial performance and cash flows for the years ended December 31, 2011, 2010 and 2009 in accordance with International Financial Reporting Standards.

Emphasis of Matter – Going Concern

In forming our opinion, which is not qualified, we have considered the adequacy of the disclosures made in Note 1 to the consolidated financial statements concerning the ability of Rainchief Energy Inc. and its subsidiaries to continue as a going concern.  The company incurred a net loss of $182,323 during the year ended December 31, 2011, and as of that date, had accumulated losses of $3,366,620 since inception and a working capital deficiency of $127,720.  These conditions, along with the other matters explained in Note 1 to the consolidated financial statements, indicate the existence of a material uncertainty which may cast significant doubt about the company’s ability to continue as a going concern. The financial statements do not include the adjustments that would result if Rainchief Energy Inc. and its subsidiaries were unable to continue as a going concern.

Watson Dauphinee & Masuch
Chartered Accountants

Vancouver, B.C., Canada
April 28, 2012

RAINCHIEF ENERGY INC.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	Note	December 31, 2011 $	December 31, 2010 $	January 1, 2010 $
			(Note 18)	(Note 18)
ASSETS

CURRENT
Cash		34,180	171,237	-
HST/GST Recoverable		25,228	13,204	13,844
Share Subscription Receivable	11(b)(ii)	-	20,374	-

		59,408	204,815	13,844
NON-CURRENT
Property and Equipment	8	1,397	333	440

		60,805	205,148	14,284

LIABILITIES

CURRENT
Bank Indebtedness		-	-	10,986
Trade and Other Payables	9	187,128	129,940	271,443

		187,128	129,940	282,429

SHAREHOLDERS' EQUITY

Share Capital	11(b)	2,922,923	2,786,932	2,241,445
Share Subscriptions	19(b)	41,064	196,263	5,384
Share Purchase Warrants Reserve		276,310	276,310	318,651
Accumulated Other Comprehensive Income		-	-	-
Deficit		(3,366,620)	(3,184,297)	(2,833,625)

		(126,323)	75,208	(268,145)

		60,805	205,148	14,284

Nature and Continuance of Operations (Note 1)
Segmented Information (Note 15)
Subsequent Events (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

“Paul Heney”	“Brad Moynes”
Paul E. Heney, Director	Bradley J. Moynes, Director

RAINCHIEF ENERGY INC.
Consolidated Statements of Shareholders’ Equity
For the Years Ended December 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

		Number of Common Shares	Share Capital	Share Subscriptions	Share Purchase Warrants Reserve	Deficit	Total Shareholders’ Equity
	Note		$	$	$	$	$
Balance, December 31, 2008 (Pre-Share Consolidation)		23,818,852	2,031,174	-	81,078	(2,392,337)	(280,085)

Shares Issued for Cash, Net of Issuance Costs	11(b)(i)	4,020,000	210,271	-	-	-	210,271
Warrants Issued for Consulting and Investor Relations Services	11(d)	-	-	-	82,029	-	82,029
Warrants Issued for Management Services	11(d)	-	-	-	194,281	-	194,281
Fair Value of Expired Warrants		-	-	-	(38,737)	38,737	-
Share Subscriptions Received	11(b)(ii)	-	-	5,384	-	-	5,384
Net Comprehensive Loss		-	-	-	-	(480,025)	(480,025)

Balance, December 31, 2009 (Pre-Share Consolidation)		27,838,852	2,241,445	5,384	318,651	(2,833,625)	(268,145)

Share Consolidation	11(b)	(25,054,944)	-	-	-	-	-

Balance, March 22, 2010 (Post-Share Consolidation)		2,783,908	2,241,445	5,384	318,651	(2,833,625)	(268,145)

Shares Issued for Cash, Net of Issuance Costs	11(b)(ii)	10,660,000	198,215	(5,384)	-	-	192,831
Shares Issued for Debt	11(b)(iii)	15,130,000	152,600	-	-	-	152,600
Shares and Warrants Issued for Business Acquisition	6	4,000,000	80,000	-	18,600	-	98,600
Shares Issued for Exercise of Warrants	6	5,000,000	101,386	-	-	-	101,386
Fair Value of Warrants Exercised	6	-	13,286	-	(13,286)	-	-
Fair Value of Expired Warrants		-	-	-	(47,655)	47,655	-
Share Subscriptions Received	11(b)(iv)	-	-	196,263	-	-	196,263
Net Comprehensive Loss		-	-	-	-	(398,327)	(398,327)

Balance, December 31, 2010 (Post-Share Consolidation)		37,573,908	2,786,932	196,263	276,310	(3,184,297)	75,208

Shares Issued for Cash, Net of Issuance Costs	11(b)(iv)	1,703,334	233,327	(196,263)	-	-	37,064
Shares Surrendered and Cancelled	6	(4,500,000)	(97,336)	-	-	-	(97,336)
Share Subscriptions Received	19(b)	-	-	41,064	-	-	41,064
Net Comprehensive Loss		-	-	-	-	(182,323)	(182,323)

Balance, December 31, 2011 (Post-Share Consolidation)		34,777,242	2,922,923	41,064	276,310	(3,366,620)	(126,323)

The accompanying notes are an integral part of these consolidated financial statements.

RAINCHIEF ENERGY INC.
Consolidated Statements of Comprehensive Loss
For the Years Ended December 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

	Note	2011 $	2010 $	2009 $
			(Note 18)
SALES		-	-	3,838

COST OF SALES		-	-	3,241

GROSS PROFIT		-	-	597

EXPENSES

Accounting, Audit and Legal		56,638	44,025	51,226
Advertising, Promotion and Website Development		6,000	16,500	1,816
Bad Debt	11(b)(iii)	-	5,900	71,000
Consulting		80,668	42,233	174,191
Depreciation		282	107	227
Development Costs		14,046	3,480	-
Filing and Transfer Agent Fees		20,264	17,639	14,095
Interest and Bank Charges		484	283	3,378
Management Fees	13(b)	60,000	105,817	125,515
Office and Telephone		1,267	1,036	10,047
Property Investigation		9,487	-	-
Rent		10,267	4,635	11,221
Share-Based Payments	11(d)	-	-	194,281
Travel and Automobile		11,802	9,177	3,027

		271,205	250,832	660,024

LOSS BEFORE OTHER ITEMS		(271,205)	(250,832)	(659,427)

Foreign Exchange (Loss) Gain		(8,454)	(9,917)	20,315
Provision for Legal Claim	10	-	-	(60,750)
Acquisition-Related Costs	6	-	(25,646)	-
Gain on Sale of Subsidiaries	5	-	-	222,555
Loss on Sale of Oil and Gas Interests	7	-	-	(2,718)
Loss on Settlement of Debts	11(b)(iii)	-	(13,332)	-
Write-Down Intangible Asset	6	-	(98,600)	-
Gain on Surrender of Shares	6	97,336	-	-

NET LOSS FOR THE YEAR		(182,323)	(398,327)	(480,025)

Other Comprehensive Income		-	-	-

NET COMPREHENSIVE LOSS FOR THE YEAR		(182,323)	(398,327)	(480,025)

BASIC AND DILUTED LOSS PER SHARE (POST-SHARE CONSOLIDATION)		(0.01)	(0.02)	(0.19)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (POST-SHARE CONSOLIDATION)		35,387,808	18,560,292	2,495,843

The accompanying notes are an integral part of these consolidated financial statements.

RAINCHIEF ENERGY INC.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

	Note	2011 $	2010 $	2009 $
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES

Net Loss for the Year		(182,323)	(398,327)	(480,025)

Non-Cash Items
Bad Debt		-	5,900	71,000
Consulting and Investor Relations		-	-	82,029
Depreciation		282	107	227
Shares-Based Payments		-	-	194,281
Gain on Sale of Subsidiaries		-	-	(222,555)
Loss on Sale of Oil and Gas Interests		-	-	2,718
Loss on Settlement of Debts		-	13,332	-
Write-Down Intangible Asset		-	124,246	-
Gain on Surrender of Shares		(97,336)	-	-

		(279,377)	(254,742)	(352,325)

Change in Non-Cash Working Capital Accounts		45,164	(12,879)	53,921

		(234,213)	(267,621)	(298,404)

FINANCING ACTIVITIES

Shares Issued for Cash, Net of Issuance Costs		37,064	279,227	210,271
Share Subscription Receivable		20,374	-	-
Shares Subscriptions		41,064	196,263	5,384
Advances from Related Parties		-	-	64,199
Net Proceeds from Promissory Note		-	-	7,784

		98,502	475,490	287,638

INVESTING ACTIVITIES

Acquisition of Equipment		(1,346)	-	-
Acquisition of Oil and Gas Interests		-	-	(10,501)
Acquisition of Subsidiary		-	(25,646)	-
Proceeds on Sale of Subsidiaries		-	-	10,001
Cash Disposed of on Sale of Subsidiaries		-	-	(283)

		(1,346)	(25,646)	(783)

INCREASE (DECREASE) IN CASH		(137,057)	182,223	(11,549)

Cash (Bank Indebtedness), Beginning of the Year		171,237	(10,986)	563

CASH (BANK INDEBTEDNESS), END OF THE YEAR		34,180	171,237	(10,986)

Supplemental Cash Flow Information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Rainchief Energy Inc. (the “Company”) was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia, Canada.  The Company is engaged in identifying, financing and developing oil and gas energy resource properties in North America, including the development of the Gulf Jension Oil Prospect in New Mexico, United States (Note 19(a)).  During 2010 and 2011, the Company was engaged in the financing and development of photovoltaic solar energy projects in Europe (Note 6). Prior to January 1, 2010, the Company had operations in oil and gas exploration, and wine and spirit distribution (Note 5).

The head office, principal address, and records office of the Company are located at Suite 1500 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern and will be able to meet its obligations and continue its operations for its next fiscal year.  Several conditions as set out below cast uncertainties on the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the financial support from its creditors, shareholders, and related parties, its ability to obtain financing for its development projects, and upon the attainment of future profitable operations.

The Company has not yet achieved profitable operations, has incurred significant operating losses and negative cash flows from operations, and has been reliant on external financing of equity.  As at December 31, 2011, the Company has accumulated losses of $3,366,620 since inception and a working capital deficiency of $127,720.  There is no assurance that the Company will be successful with generating and maintaining profitable operations, or able to secure future debt or equity financing for its working capital and development activities.

These consolidated financial statements do not reflect any adjustments to the amounts and classifications of assets and liabilities, which would be necessary should the Company be unable to continue as a going concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a)  Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These are the Company’s first consolidated annual financial statements presented in accordance with IFRS. The Company adopted IFRS in accordance with IFRS 1 “First-Time Adoption of International Financial Reporting Standards” as at January 1, 2010.  Subject to certain transition elections provided for in IFRS 1 and disclosed in Note 18, the Company has consistently applied the same accounting policies in our opening IFRS balance sheet as at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 18 discloses the impact of the transition to IFRS on the Company’s reported equity, comprehensive income and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended December 31, 2010 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The exemptions the Company have taken in applying IFRS for the first time are set out in Note 18.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on April 28, 2012.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)  Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value.  Cost is the fair value of the consideration given in exchange for net assets.

c)  Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (collectively, the “Company”).  Intercompany balances and transactions are eliminated in preparing the consolidated financial statements.  The following companies have been consolidated within these consolidated financial statements:

Entity	Country of Incorporation	Holding	Functional Currency
Rainchief Energy Inc.	Canada	Parent Company	Canadian Dollar
Jaydoc Capital Corp. (Note 6)	Canada	100%	Canadian Dollar
Rainchief Renewable-1 S.R.L.	Italy	100%	Canadian Dollar

The Company through its subsidiaries, Jaydoc Capital Corp. and Rainchief Renewable-1 S.R.L., was engaged in the development of photovoltaic solar energy projects in Europe until December 31, 2011.

The Company disposed of its wholly-owned Canadian subsidiaries, Black Diamond Importers Inc. and Point Grey Energy Inc., and its wholly-owned U.S. subsidiary, Liberty Valley Wines LLC, in 2009 (Note 5).  Accordingly, these consolidated financial statements only include the accounts of these subsidiaries up to their date of disposal.  The wine and spirit distribution and oil and gas exploration activities of these subsidiaries comprised the Company’s principal business operations prior to January 1, 2010, and therefore has not been presented as a disposal of an operating segment of the Company or as discontinued operations.

The financial results of the Company’s reporting segments have been presented in Note 15.

d)  Foreign Currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company.  Each subsidiary determines its own functional currency (Note 2(c)) and items included in the financial statements of each subsidiary are measured using that functional currency.

i)	Transactions and Balances in Foreign Currencies

Foreign currency transactions are translated into the functional currency of the respective entity, using the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items at year-end exchange rates are recognized in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction and are not retranslated.  Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)  Foreign Currency (Continued)

ii)	Foreign Operations

On consolidation, the assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rate prevailing at the reporting date and their revenues and expenses are translated at exchange rates prevailing at the dates of the transactions.  The exchange differences arising on the translation are recognized in other comprehensive income and accumulated in the currency translation reserve in equity.  On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in earnings and recognized as part of the gain or loss on disposal.

e)  Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is recognized to write off the cost of the property and equipment less their residual values over their useful lives using the declining balance method at 30% per annum for computer equipment and 20% for furniture and equipment, except in the year of acquisition when one-half of the rate is used.  The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

f)  Project Development Costs

Project development costs are expensed as incurred.

g)  Impairment of Non-Current Assets

The carrying amounts of non-current assets are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment.  Individual assets are grouped together as a cash generating unit for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are independent from other group assets.

The recoverable amount of an asset or cash generating unit is the higher of its fair value less costs to sell and its value in use.  An impairment loss exists if the asset’s or cash generating unit’s carrying amount exceeds the recoverable amount and is recorded as an expense immediately.  In assessing the value in use, the estimated future cash flows are adjusted for the risks specific to the cash generating unit and are discounted to their present value with a discount rate that reflects the current market indicators.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)  Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation.  Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate.

i)  Share Capital

The Company records proceeds from share issuances, net of commissions and issuance costs.  Shares issued for other than cash consideration are valued at the quoted price on the Over-the-Counter Bulletin Board in the United States based on the earliest of: (i) the date the shares are issued, and (ii) the date the agreement to issue the shares is reached.

j)  Share-Based Payments

The fair value method of accounting is used for share-based payment transactions.  Under this method, the cost of stock options and other share-based payments is recorded based on the estimated fair value using the Black-Scholes option-pricing model at the grant date and charged to profit over the vesting period.  The amount recognized as an expense is adjusted to reflect the number of equity instruments expected to vest.

Upon the exercise of stock options and other share-based payments, consideration received on the exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital.  The fair value of unexercised equity instruments are transferred from reserve to retained earnings upon expiry.

k)  Loss per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares issued and outstanding during the reporting period.  Diluted loss per share is the same as basic loss per share, as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive.

l)  Income Taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

i)	Current Income Tax

Current income tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date.  Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

ii)	Deferred Income Tax

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases.  Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period.   Deferred tax liabilities are always provided for in full.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)  Income Taxes (Continued)

ii)	Deferred Income Tax (Continued)

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income.  Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

m)  Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and financial liabilities are measured subsequently as described below.  The Company does not have any derivative financial instruments.

i)	Financial Assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

●	Financial assets at fair value through profit or loss;
●	Loans and receivables;
●	Held-to-maturity investments; and
●	Available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired.  Different criteria to determine impairment are applied for each category of financial assets, which are described below.

●
Financial assets at fair value through profit or loss – Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments.  Assets in this category are measured at fair value with gains or losses recognized in profit or loss.  The Company’s cash falls into this category of financial instruments.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)  Financial Instruments (Continued)

i)	Financial Assets (Continued)

●
Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method less any provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company’s subscription receivable fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and region of a counterparty and other shared credit risk characteristics. The impairment loss estimate is based on recent historical counterparty default rates for each identified group.  The impairment losses are recognized in profit or loss.

●
Held-to-maturity investments – Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables. Investments are classified as held-to-maturity if the Company has the intention and ability to hold them until maturity. The Company currently does not hold financial assets in this category.

Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired as determined by reference to external credit ratings, then the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

●
Available-for-sale financial assets – Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Company currently does not hold financial assets in this category.

Available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from the equity reserve to profit or loss, and presented as a reclassification adjustment within other comprehensive income.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale financial assets, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated in the revaluation reserve.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)  Financial Instruments (Continued)

ii)	Financial Liabilities

For the purpose of subsequent measurement, financial liabilities are classified as either financial liabilities at fair value through profit or loss, or other financial liabilities upon initial recognition.

●
Financial liabilities at fair value through profit or loss – Financial liabilities at fair value through profit or loss include financial liabilities that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. Liabilities in this category are measured at fair value with gains or losses recognized in profit or loss.  The Company currently does not hold financial liabilities in this category.

●
Other financial liabilities – Other financial liabilities are subsequently measured at amortized cost using the effective interest method.  Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.  The Company’s trade and other payables and amount due to related parties fall into this category of financial instruments.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expired.

n)  Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.  These reclassifications have no effect on the consolidated net comprehensive loss for the years ended December 31, 2011, 2010 and 2009.

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In the application of the Company’s accounting policies which are described in Note 2, management is required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

a)  Deferred Tax Assets

Deferred tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows.  In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

b)  Impairment of Non-Current Assets

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows, management makes assumptions about future operating results. These assumptions relate to future events and circumstances. Actual results may vary and may cause significant adjustments to the Company’s assets within the next financial year.

In addition, when determining the applicable discount rate, estimation is involved in determining the appropriate adjustments to market risk and asset-specific risk factors.

On December 31, 2010, the Company recorded a write-down of $124,246 on its intangible asset (Note 6).

c)  Provision

In connection with a claim relating to a licensing agreement (Note 10), the Company has recorded a provision of $60,750 on December 31, 2009 representing the estimated maximum potential liability on certain royalty payments.  The outcome of the claim is uncertain.

NOTE 4 – ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new accounting standards, amendments to standards, and interpretations are issued but not yet effective up the date of issuance of the Company’s consolidated financial statements.  The Company intends to adopt the following standards when they become effective.  These standards are required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet determined the impact of these standards on its consolidated financial statements.

a)  IFRS 9 – Financial Instruments

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39.  This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss.  IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.

b) IFRS 10 – Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements.  IFRS 10 sets out three elements of control: a) power over the investee; b) exposure, or rights, to variable returns from involvement with the investee; and c) the ability to use power over the investee to affect the amount of the investors’ return.  IFRS 10 sets out the requirements on how to apply the control principle. IFRS 10 supersedes International Accounting Standards (“IAS”) 27 “Consolidated and Separate Financial Statements” and Standing Interpretations Committee (“SIC”) 12 “Consolidation – Special Purpose Entities”.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 4 – ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE (Continued)

c)  IFRS 11 – Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation.  Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation.  Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures.  IFRS 11 supersedes IAS 31 “Interests in Joint Ventures”, and SIC 13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers”.

d)  IFRS 12 – Disclosure of Interest in Other Entities

IFRS 12 combines the disclosure requirements for an entity’s interests in subsidiaries, joint arrangements, associates, and structured entities into one comprehensive disclosure standard.  The objective of IFRS 12 is for an entity to disclose information that helps users of its financial statements evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance, and cash flows.  IFRS 12 also requires that an entity disclose the significant judgments and assumptions it has made.

e)  IFRS 13 – Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for fair value measurements.  IFRS 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to measure fair value under IFRS when fair value is required or permitted by IFRS.

NOTE 5 – SALE OF SUBSIDIARIES

On September 30, 2009, the Company disposed of its interests in Black Diamond Importers Inc. (“BDI”) and Liberty Valley Wines LLC (“LVW”) to a Director of the Company for $10,000.  These subsidiaries were in the business of distributing wine and spirit products in the Province of British Columbia, Canada and in the United States.

On December 30, 2009, the Company disposed of its interests in Point Grey Energy Inc. (“PGE”) to a Director of the Company for nominal consideration.  The subsidiary was engaged in the acquisition, exploration, development and production of oil and gas interests in the Province of Alberta, Canada.

The Company recorded a gain on the sale of these subsidiaries in 2009 as follows:

	BDI	LVW	PGE	Total
	$	$	$	$
Consideration	5,000	5,000	1	10,001
Net Liabilities of Subsidiaries Disposed	197,057	10,543	4,954	212,554

Gain on Sale of Subsidiaries	202,057	15,543	4,955	222,555

The operations of these former subsidiaries comprised the Company’s principal business operations, and therefore have not been segregated and presented as a disposal of an operating segment of the Company or as discontinued operations.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 6 – ACQUISITION OF JAYDOC CAPITAL CORP.

Effective December 22, 2010, the Company acquired all of the issued and outstanding common shares of Jaydoc Capital Corp. (“Jaydoc”), a company incorporated under the Business Corporations Act of the Province of British Columbia, Canada.  The purchase consideration was satisfied by the Company issuing 4,000,000 common shares with a fair value of $80,000 and 7,000,000 share purchase warrants with a fair value of $18,600 valued at the date of the purchase agreement on October 12, 2010.  Each warrant was exercisable into one common share of the Company at a price of US$0.02 per share until November 22, 2010. The Company incurred legal fees of $25,646 in connection with the acquisition.

Jaydoc was acquired to facilitate the Company’s business venture in solar energy development.  The assets of Jaydoc are its business plan and strategic business relationship with operational partners that offer experience and knowledge in the development, engineering and construction of solar energy projects in Italy and the European Union.  Jaydoc had no other assets or liabilities as at the date of acquisition.

The acquisition has been accounted for by the purchase method with the fair value of the consideration being allocated to intangible asset comprising of the business plan and relationship for solar power project under development.

$
Fair Value of 4,000,000 Common Shares Issued	80,000
Fair Value of 7,000,000 Share Purchase Warrants Issued	18,600

Total Consideration Paid, Being the Fair Value of Intangible Asset Acquired	98,600

On November 22, 2010, the former shareholders of Jaydoc (the “vendors”) subscribed to 5,000,000 common shares of the Company upon the exercise of warrants for gross proceeds totaling $101,386 (US$100,000) at an exercise price of US$0.02 per share. The fair value of these warrants in the amount of $13,286 was transferred from reserve to share capital accordingly.  The remaining 2,000,000 warrants expired unexercised.

On December 31, 2010, the Company wrote down the intangible asset due to the lack of reliable measurement of the future cash flows of the solar energy project.

On March 4, 2011, the Company entered into a Stock Surrender, Settlement and Voluntary Pooling Agreement with the vendors who agreed to surrender 50% of the common shares received for the sale of Jaydoc and 50% of the common shares received upon the exercise of warrants.

Accordingly, a total of 4,500,000 common shares were returned to the treasury of the Company as final settlement of deficiencies identified by the Company in certain representations arising out of the Jaydoc acquisition.  The Company has recorded the book value of the shares surrendered in the amount of $97,336 as a gain in 2011.

In connection to the settlement, the vendors agreed to hold in escrow the remaining 4,500,000 common shares received from the Jaydoc sale and the private placement.  12.5% of these shares are released at a 90-day interval with the first release on May 30, 2011 (Note 11(e)).

NOTE 7 – DISPOSAL OF OIL AND GAS INTERESTS

On July 8, 2009, the Company acquired a five-year petroleum and natural gas lease in the Peace River area of Alberta, Canada for total consideration of $10,501.  On December 31, 2009, the Company disposed of its interest in the property to an arm’s length party for settlement of the outstanding principal and interest totaling $7,783 of a short-term promissory note.  Accordingly, the Company recorded a loss of $2,718 on the disposition of the lease.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 8 – PROPERTY AND EQUIPMENT

	Computer	Furniture
	Equipment	and Equipment	Total
	$	$	$
COST

At January 1, 2010 and December 31, 2010	3,890	1,656	5,546

Additions	1,346	-	1,346

At December 31, 2011	5,236	1,656	6,892

ACCUMULATED DEPRECIATION

At January 1, 2010	3,699	1,407	5,106

Depreciation Charge	58	49	107

At December 31, 2010	3,757	1,456	5,213

Depreciation Charge	242	40	282

At December 31, 2011	3,999	1,496	5,495

NET BOOK VALUE

At January 1, 2010	191	249	440
At December 31, 2010	133	200	333
At December 31, 2011	1,237	160	1,397

NOTE 9 – TRADE AND OTHER PAYABLES

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Trade Payables	88,700	45,190	89,483
Accrued Liabilities	18,000	24,000	29,400
Provision (Note 10)	60,750	60,750	60,750
Related Party Payable (Note 13(a))	19,678	-	91,810

	187,128	129,940	271,443

NOTE 10 – PROVISION

In March 2009, the Company was served with a Notice of Termination citing breach of a licensing agreement by the Company as a result of its default on certain royalty payments.  The total amount of claim against the Company was $60,750 which the Company has recorded a provision for on December 31, 2009.

The outcome of this legal claim is uncertain, and management is of the opinion that the claim has no merit and seeks to recover all costs.  Any recovery resulting from the resolution of this claim will be accounted for in the period of settlement.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 11 – SHARE CAPITAL

a)  Authorized Capital

Unlimited number of common shares without par value.

b)  Issued and Outstanding Common Shares

Effective March 22, 2010, the Company consolidated its common shares on the basis of 10 old common shares for one new common share.

Pre-Share Consolidation Transactions

i)	Private Placements in 2009

On June 26, 2009, the Company completed a private placement of 3,050,000 units at US$0.05 per unit, raising gross proceeds of $179,463 (US$152,500). Each unit consisted of one common share and one warrant exercisable into one common share at US$0.10 per share expiring from March 27, 2010 to May 29, 2010.

On December 2, 2009, the Company completed a private placement of 970,000 units at US$0.05 per unit, raising gross proceeds of $51,747 (US$48,500). Each unit consisted of one common share and one warrant exercisable into one common share at US$0.10 per share expiring from May 29, 2010 to August 5, 2010.

The Company incurred share issue costs totalling $20,939.

Post-Share Consolidation Transactions

ii)	Private Placements in 2010

On March 22, 2010, the Company completed a private placement of 50,000 units at US$0.10 per unit, raising total gross proceeds of $5,384 (US$5,000). Each unit consisted of one common share and one warrant exercisable into one common share at US$1.00 per share until March 22, 2011.  The subscription proceeds were received in 2009.

On May 19, 2010, the Company completed a private placement of 9,110,000 units at US$0.02 per unit, raising gross proceeds of $191,505 (US$182,200). Each unit consisted of one common share and one warrant exercisable into one common share at US$0.02 per share until March 30, 2015.

On October 5, 2010, the Company completed a private placement of 500,000 units at US$0.04 per unit, raising gross proceeds of $20,276 (US$20,000).  Each unit consisted of one common share and one warrant exercisable into one common share at US$0.04 per share until October 15, 2015.

On November 22, 2010, the Company completed a private placement of 1,000,000 units at US$0.02 per unit, raising gross proceeds of $20,374 (US$20,000).  Each unit consisted of one common share and one warrant exercisable into one common share at US$0.02 per share until October 28, 2015.  The subscription proceeds owing by a Director of the Company was received subsequently in April 2011.

The Company incurred share issue costs totaling $39,324.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 11 – SHARE CAPITAL (Continued)

b)  Issued and Outstanding Common Shares (Continued)

iii)	Shares Issued for Debt in 2010

On May 19, 2010, the Company issued 15,000,000 common shares with a fair value of $150,000 for settlement of debts totaling $97,710, and accordingly recorded a loss of $52,290 on debt settlement. These debts were owed, on the date of settlement, to arm’s length parties who acquired the debts from related parties of the Company for a nominal consideration of $10.  Concurrent with the debt settlement, the Company wrote off $5,900 in an amount owed by a related party.

On November 2, 2010, the Company paid $5,000 in cash and issued 130,000 common shares with a fair value of $2,600 for settlement of accounts payable totaling $46,558 owing to arm’s length parties.  The Company recorded a gain of $38,958 on debt settlement.

iv)	Private Placements in 2011

On January 24, 2011, the Company completed a private placement of 1,300,001 shares at US$0.15 per share, raising gross proceeds of $196,263 (US$195,000).  The subscription proceeds were received in 2010.

On March 14, 2011, the Company completed a private placement of 403,333 shares at US$0.15 per share, raising gross proceeds of $59,356 (US$60,500).

c)  Share Purchase Warrants

The continuity of warrants for the years ended December 31, 2011 and 2010 is summarized below.  The quantity and exercise price of warrants have been retroactively restated to reflect the share consolidation which took effect on March 22, 2010 (Note 11(b)).

Expiry Date	Exercise Price		December 31, 2010		Issued	Exercised	Expired/ Cancelled		December 31, 2011

March 22, 2011	$US	1.00		50,000	-	-		(50,000)		-
June 30, 2014	$US	0.80		320,000	-	-		-		320,000
March 30, 2015	$US	0.02		9,110,000	-	-		-		9,110,000
October 15, 2015	$US	0.04		500,000	-	-		-		500,000
October 28, 2015	$US	0.02		1,000,000	-	-		-		1,000,000

Total				10,980,000	-	-		(50,000)		10,930,000

Weighted Average Exercise Price			$	US0.05	-	-	$	US1.00	$	US0.04

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 11 – SHARE CAPITAL (Continued)

c)  Share Purchase Warrants (Continued)

Expiry Date	Exercise Price		December 31, 2009		Issued		Exercised		Expired/ Cancelled		December 31, 2010

March 27, 2010	$US	1.00		10,000		-		-		(10,000)		-
March 31, 2010	$US	1.00		48,000		-		-		(48,000)		-
April 30, 2010	$US	1.00		150,000		-		-		(150,000)		-
May 29, 2010	$US	1.00		189,000		-		-		(189,000)		-
August 5, 2010	$US	1.00		5,000		-		-		(5,000)		-
October 31, 2010	$US	1.00		50,000		-		-		(50,000)		-
November 22, 2010	$US	0.02		-		7,000,000		(5,000,000)		(2,000,000)		-
March 22, 2011	$US	1.00		-		50,000		-		-		50,000
June 30, 2014	$US	0.80		320,000		-		-		-		320,000
March 30, 2015	$US	0.02		-		9,110,000		-		-		9,110,000
October 15, 2015	$US	0.04		-		500,000		-		-		500,000
October 28, 2015	$US	0.02		-		1,000,000		-		-		1,000,000

Total				772,000		17,660,000		(5,000,000)		(2,452,000)		10,980,000

Weighted Average Exercise Price			$	US0.92	$	US0.02	$	US0.02	$	US0.20	$	US0.05

d)  Share-Based Payments

The Company did not issue any stock-based payments in 2011.

The fair value of warrants issued for services in 2009 and 2010 was estimated at the date of issuance based on the Black-Scholes option pricing model with the following assumptions:

	2010	2009

Risk-Free Annual Interest Rate	0.89%	2.60%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility	98%	179%
Expected Life of Warrants	0.1 years	5.0 years

Option pricing models require the input of highly subjective assumptions.  The volatility assumption is based on an analysis of historical volatility over a period equivalent to the expected life of the warrants.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a single reliable measure of the fair value of warrants.

In 2010, the Company issued 7,000,000 warrants with a fair value of $18,600 for the acquisition of a subsidiary (Note 6).  This share-based payment was included in the acquisition cost of the subsidiary.

In 2009, the Company issued 170,000 warrants with a fair value of $82,029 for investor relations and consulting services and 150,000 warrants with a fair value of $194,281 for management services provided by directors and officers of the Company.  Each warrant is exercisable into one common share at US$0.80 per share and expires on June 30, 2014.  These share-based payments were recorded as expenses in the statement of comprehensive loss in 2009.

e)  Escrow Shares

As at December 31, 2011, the Company has 2,812,500 shares held in escrow (2010 – Nil).

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 12 – SUPPLEMENTAL CASH FLOW INFORMATION

			2011 $	2010 $	2009 $
a	)	Change in Non-Cash Working Capital Accounts

		Accounts Receivable	-	-	9,699
		HST/GST Recoverable	(12,024)	640	(11,548)
		Inventory	-	-	9,844
		Trade and Other Payables	57,188	(13,519)	45,926

			45,164	(12,879)	53,921

b	)	Significant Non-Cash Financing Activities

		Shares Issued for Business Acquisition	-	80,000	-
		Warrants Issued for Business Acquisition	-	18,600	-
		Shares Issued for Settlement of Debts	-	152,600	-

			-	251,200	-

c	)	Other Information

		Interest Paid	-	-	1,787
		Income Taxes Paid	-	-	-

NOTE 13 – RELATED PARTIES TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed.  Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in these consolidated financial statements, are described below.

a)  Related Party Balances

As at December 31, 2011, the Company has $19,678 (December 31, 2010 – $Nil; January 1, 2010 – $91,810) in trade and other payables owed to key management personnel.  The amounts owed to key management personnel arose from outstanding management fees, and are non-interest bearing, unsecured and have no specified terms of repayment.

b)  Compensation of Key Management Personnel

The Company incurred management fees and share-based payments for services provided by key management personnel for the years ended December 31, 2011, 2010 and 2009 as described below.  All related party transactions were in the ordinary course of business and were measured at their exchange amount.

Management Fees	60,000	105,817	125,515
Share-Based Payments	-	-	194,281

	60,000	105,817	319,796

Effective November 1, 2010, the Company entered into a management agreement with a company controlled by a Director (also an Officer) of the Company for general management and administration services at $5,000 per month for a term of 2 years.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 14 – INCOME TAX

a)  Income Tax Expense

The income tax expense of the Company is reconciled to the net loss for the year as reported in the consolidated statement of comprehensive loss as follows:

	2011 $	2010 $	2009 $

Recovery of Income Tax Calculated at the Statutory Rate of 13.5%	(24,614)	(53,774)	(64,803)
Permanent Differences	-	-	(2,223)
Deferred Tax Assets Not Recognized	34,193	45,845	62,163
Effect of Change in Tax Rates	(6,570)	8,387	243
Expiration of Non-Capital Losses and Other	(3,009)	(458)	4,620

Income Tax Expense	-	-	-

b)  Deferred Tax Assets and Liabilities

Deferred tax assets have not been recognized with respect to the following items:

	December 31, 2011 $	December 31, 2010 $	January 1, 2010 $
Deferred Tax Assets (Liabilities)

Tax Losses	415,046	374,357	337,709
Property and Equipment	2,066	8,598	197
Share Issuance Costs	7,138	7,102	6,306

	424,250	390,057	344,212

As at December 31, 2011, the Company has non-capital losses of approximately $3,073,000 which may be applied to reduce Canadian taxable income of future years.  The non-capital losses expire as follows:

2014	24,200
2015	86,300
2026	313,100
2027	515,300
2028	367,400
2029	1,157,900
2030	307,400
2031	301,400

3,073,000

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 15 – SEGMENTED INFORMATION

The Company is engaged in identifying, financing and developing oil and gas energy resource properties in North America, including the development of the Gulf Jensen Oil Prospect in New Mexico, United States (Note 19(a)).  During 2010 and 2011, the Company was engaged in the financing and development of photovoltaic solar energy projects in Europe (Note 6).  Prior to 2010, the Company had operations in the exploration of oil and gas properties, and the distribution of wine and spirit (Note 5).  As at December 31, 2011, December 31, 2010 and January 1, 2010, the oil and gas exploration and the solar energy operating segments have no assets.

	Oil and Gas Exploration			Solar Energy Development			Wine and Spirit Distribution			Corporate			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$

Sales	-	-	-	-	-	-	-	-	3,838	-	-	-	-	-	3,838
Cost of Sales	-	-	-	-	-	-	-	-	(3,241)	-	-	-	-	-	(3,241)

Gross Profit	-	-	-	-	-	-	-	-	597	-	-	-	-	-	597

Expenses and Other Items
Depreciation	-	-	-	-	-	-	-	-	(83)	(282)	(107)	(144)	(282)	(107)	(227)
Other (Expenses) Income	(9,487)	-	(20,730)	(14,046)	(30,326)	-	-	-	6,194	(255,844)	(255,962)	(624,946)	(279,377)	(286,288)	(639,482)
Provision on Legal Claim	-	-	-	-	-	-	-	-	(60,750)	-	-	-	-	-	(60,750)
Gain on Sale of Subsidiaries	-	-	4,955	-	-	-	-	-	217,600	-	-	-	-	-	222,555
Loss on Settlement of Debts	-	-	-	-	-	-	-	-	-	-	(13,332)	-	-	(13,332)	-
Loss on Sale of Oil and Gas Interests	-	-	(2,718)	-	-	-	-	-	-		-	-		-	(2,718)
Gain on Surrender of Shares	-	-	-	97,336	-	-	-	-	-	-	-	-	97,336	-	-
Write-Down Intangibl Assets	-	-	-	-	(98,600)	-	-	-	-	-	-	-	-	(98,600)	-

Net (Loss) Income	(9,487)	-	(18,493)	83,290	(128,926)	-	-	-	163,558	(256,126)	(269,401)	(625,090)	(182,323)	(398,327)	(480,025)

Segment Assets	-	-	-	-	-	-	-	-	-	60,805	205,148	14,284	60,805	205,148	14,284

Segment Liabilities	-	-	-	-	-	-	60,750	60,750	60,750	126,378	69,190	221,679	187,128	129,940	282,429

Capital Acquisitions
Equipment	-	-	-	-	-	-	-	-	-	1,346	-	-	1,346	-	-
Intangible Asset	-	-	-	-	98,600	-	-	-	-	-	-	-	-	98,600	-
Oil and Gas Lease	-	-	10,501	-	-	-	-	-	-	-	-	-	-	-	10,501

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 16 – FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company is exposed to various risks in relation to financial instruments.  The Company’s financial assets and liabilities by category are summarized in Note 2(m).  The Company’s risk management is coordinated in close co-operation with the board of directors and focuses on actively securing the Company’s short to medium-term cash flows and raising finances for the Company’s capital expenditure program.  The Company does not actively engage in the trading of financial assets for speculative purposes.

The most significant financial risks to which the Company is exposed are described below.

a)  Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is dependent upon the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations.  The Company has a working capital deficiency of $127,720 as at December 30, 2011.  There can be no assurance that such financing will be available on terms acceptable to the Company.

b)  Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

c)  Credit risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations.  The Company is in the exploration and development stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk.

d)  Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to foreign exchange risk to the extent it incurs mineral exploration expenditures and operating costs in foreign currencies including the U.S. Dollar.  The Company does not hedge its exposure to fluctuations in the related foreign exchange rates.  As at December 31, 2011, the Company’s financial instrument denominated in U.S. dollars included cash in the amount of US$30,233.

e)  Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices.  The ability of the Company to develop its oil and gas properties and the future profitability of the Company are directly related to the market price of oil.  The Company has not hedged any of its future sales.  The Company’s input costs are also affected by the price of fuel.  The Company closely monitors commodity prices to determine the appropriate course of action.

f)  Fair Values

The Company uses the following hierarchy for determining fair value measurements:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: Techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 16 – FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

f)  Fair Values (Continued)

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The Company’s financial instruments measured at fair value use Level 1 valuation technique during the years ended December 31, 2011, 2010 and 2009.  The carrying values of the Company’s financial assets and liabilities approximate their fair values.

NOTE 17 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its on-going operations and capital expenditures including investment in resource properties it has or may acquire.

The Company manages its share capital as capital, which as at December 31, 2011 was $2,922,923 (December 31, 2010 – $2,786,932; January 1, 2010 – $2,241,445).  At this time, the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund its investments in capital assets and development of oil and gas properties. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

As at December 31, 2011 the Company had a working capital deficiency of $127,720. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future.  There were no changes in the Company’s approach to capital management during the year ended December 31, 2011.

NOTE 18 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

These are the Company’s first consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

The Company adopted IFRS in accordance with IFRS 1 “First-time Adoption of International Financial Reporting Standards” which requires that comparative financial information be provided.  As a result, the first date at which the Company has applied IFRS was January 1, 2010 (the “Transition Date”).

IFRS requires the Company to retrospectively apply all effective IFRS standards effective as of the Company’s first IFRS annual reporting date as of December 31, 2011.  IFRS are applied retrospectively at the Transition Date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings, unless certain optional exemptions and mandatory exceptions are applied.

a)  First-time Adoption Exemptions Applied

IFRS 1 permits certain exemptions from full retrospective application upon transition.  The Company has applied the following optional exemptions to its opening consolidated statement of financial position at January 1, 2010:

i)	Business Combinations

The Company has elected not to retrospectively apply IFRS 3 “Business Combinations” to business combinations that occurred before the Transition Date.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 18 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS  (Continued)

a)  First-time Adoption Exemptions Applied (Continued)

ii)	Share-Based Payment Transactions

The Company has elected not to apply IFRS 2 “Share-Based Payment” to equity instruments that vested prior to the Transition Date.

b)  First-time Adoption Exception Applied

IFRS 1 also prohibits retrospective application of some aspects of other IFRSs.  The Company has applied the following mandatory exception to its opening statement of financial position at January 1, 2010:

An entity’s estimates under IFRS at the Transition Date to IFRS must be consistent with estimates made for the same date under Canadian GAAP unless there is objective evidence that those estimates were made in error.  The Company’s IFRS estimates as at the Transition Date are consistent with its Canadian GAAP estimates as at that date.

c)  Notes to the Reconciliation of Canadian GAAP to IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP.  While the adoption of IFRS has not changed the actual cash flows of the Company, the adoption has resulted in changes to the Company’s reported financial position.   Presented in Note 18(d) and (e) are reconciliations to IFRS of the Company’s financial position from those reported under Canadian GAAP, with the resulting adjustments explained below.

i)	Equity Reserves

Under Canadian GAAP, a balance within contributed surplus existed to record the issuance of stock options and share purchase warrants.  Such amounts remained in contributed surplus upon the expiry of these equity instruments.

Under IFRS, the components of contributed surplus are presented separately and reclassified into “reserve for stock options” and “reserve for share purchase warrants”.  Such amounts are transferred to retained earnings or deficit upon expiry of the equity instruments.  On the Transition Date, the Company transferred the value of expired equity instruments in the amount of $48,137 from reserves to deficit.

ii)	Acquisition-Related Costs

Under Canadian GAAP, acquisition-related costs incurred prior to January 1, 2011 were included in the total cost of a business combination and allocated to the assets acquired and liabilities assumed.

Under IFRS, acquisition-related costs are expensed in the statement of operations as incurred.  Upon adoption of IFRS, the Company expensed legal fees of $25,646 incurred in connection with the acquisition of Jaydoc Capital Corp. on December 22, 2010 (Note 6).  The net impact of this adjustment to the net loss for the year ended December 31, 2010 was $Nil as the Company wrote off the intangible assets acquired from the business combination in 2010.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 18 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS  (Continued)

d)  Reconciliation of Consolidated Statements of Financial Position

The consolidated statements of financial position at the Transition Date on January 1, 2010 and December 31, 2010 are reconciled to the amounts reported under Canadian GAAP as follows:

		January 1, 2010			December 31, 2010
	Note	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $

TOTAL ASSETS		14,284	-	14,284	205,148	-	205,148

TOTAL LIABILITIES		282,429	-	282,429	129,940	-	129,940

SHAREHOLDERS’ (DEFICIENCY) EQUITY

Share Capital		2,241,445	-	2,241,445	2,786,932	-	2,786,932
Share Subscription Advance		5,384	-	5,384	196,263	-	196,263
Contributed Surplus		366,788	(366,788)	-	372,102	(372,102)	-
Share Purchase Warrants Reserve	18(c)(i)	-	318,651	318,651	-	276,310	276,310
Deficit		(2,881,762)	48,137	(2,833,625)	(3,280,089)	95,792	(3,184,297)

		(268,145)	-	(268,145)	75,208	-	75,208
Total Liabilities and Shareholders' Equity		14,284	-	14,284	205,148	-	205,148

e)  Reconciliation of Consolidated Statement of Comprehensive Loss

The consolidated statement of comprehensive loss for the year ended December 31, 2010 is reconciled to the amounts reported under Canadian GAAP as follows:

	Note $	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $

EXPENSES		250,832	-	250,832

OTHER ITEMS
Acquisition-Related Costs	18(c)(ii)	-	25,646	25,646
Foreign Exchange Loss		9,917	-	9,917
Net Loss on Settlement of Debts		13,332	-	13,332
Write-Down Intangible Asset	18(c)(ii)	124,246	(25,646)	98,600

NET LOSS		398,327	-	398,327

Other Comprehensive Income		-	-	-

NET COMPREHENSIVE LOSS		398,327	-	398,327

f)  Reconciliation of Cash Flows

The adoption of IFRS has no impact on the net cash flows of the Company. The changes made to the consolidated statements of financial position and consolidated statements of comprehensive loss have resulted in reclassifications of various amounts on the consolidated statements of cash flows.  However, as there have been no changes to the net cash flows, no reconciliations have been presented.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

NOTE 19 – SUBSEQUENT EVENTS

a)  Gulf Jensen Oil Prospect

On February 10, 2012, the Company entered into an agreement with Nueva Oil and Gas Corporation (“Nueva”) for a farm-in interest in certain oil and gas leases in Curry County, New Mexico, United States (the “Gulf Jensen Oil Prospect”).  Nueva is an arm’s length private oil company based in Calgary, Canada.

Pursuant to the terms of the agreement, the Company agrees to pay US$50,000 (US$33,400 paid as of the auditors’ report date) upon execution of the agreement and 100% of the cost of the initial seismic program pursuant to the agreement.   Upon completion of the seismic program, the Company may acquire a 90% working interest in the Gulf Jensen Oil Prospect for an additional payment of US$75,000 (paid).

As of the auditors’ report date, the Company has exercised its option to acquire a 90% working interest in the Gulf Jensen Oil Prospect.

b)  Private Placements

On January 17, 2012, the Company completed a private placement of 330,000 shares at US$0.03 per share raising gross proceeds of $10,362 (US$9,900) and a private placement of 1,000,000 units at US$0.03 per share, raising gross proceeds of $30,702 (US$30,000). Each unit consists of one common share and one warrant exercisable into one common share at US$0.03 per share until December 31, 2013.  The subscription proceeds of $41,064 (US$39,900) were received in 2011.

c)  Exercise of Share Purchase Warrants

In February and March 2012, the Company issued a total of 1,650,000 common shares upon the exercise of warrants at an exercise price of US$0.02 per share for total gross proceeds of US$33,000.

d)  Repurchase and Cancellation of Units

On March 2, 2012, the Company repurchased 1,100,000 units at US$0.02 per unit for a total cost of US$22,000.  These units were initially issued in a private placement completed in May 2010 at a subscription price of US$0.02 per unit.  Each unit consisted of one common share and one warrant exercisable into one common share at US$0.02 per share until March 30, 2015.  These units were returned to treasury and subsequently cancelled.

e)  Promissory Notes Payable

In March and April 2012, the Company issued promissory notes totalling $85,500 including $17,000 from a company controlled by a Director (also an Officer) of the Company.  The notes are non-interest bearing, unsecured, and have a maturity date of December 31, 2013.  The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to December 31, 2013 and shall bear interest at 3% per annum compounded annually should the notes default.